Exhibit 12.1

DAVITA INC.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings for this purpose are defined as pretax income from continuing operations adjusted by adding back fixed charges expensed during the period. Fixed charges include debt expense (interest expense and the amortization of deferred financing costs), the estimated interest component of rent expense on operating leases, and capitalized interest.

	Nine months ended September 30, 2008	Year ended December 31,
		2007	2006	2005	2004	2003
	(dollars in thousands)
Earnings adjusted for fixed charges:
Income from continuing operations before income taxes	$451,605	$627,522	$475,759	$331,097	$332,840	$269,651
Add:
Debt expense	168,891	257,147	276,706	139,586	52,411	66,821
Interest portion of rent expense	53,650	64,613	60,395	35,189	24,305	21,685

	222,541	321,760	337,101	174,775	76,716	88,506

	$674,146	$949,282	$812,860	$505,872	$409,556	$358,157

Fixed charges:
Debt expense	$168,891	$257,147	$276,706	$139,586	$52,411	$66,821
Interest portion of rent expense	53,650	64,613	60,395	35,189	24,305	21,685
Capitalized interest	3,363	3,878	4,708	1,912	1,078	1,523

	$225,904	$325,638	$341,809	$176,687	$77,794	$90,029

Ratio of earnings to fixed charges	2.98	2.92	2.38	2.86	5.26	3.98